As filed with the Securities and Exchange Commission on March 2, 2022
United States

Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934
Guggenheim Energy & Income Fund
(Name of Subject Company (issuer))
Guggenheim Energy & Income Fund
(Name of Filing Person (offeror))
Common Shares of Beneficial Interest, $0.01 Par Value Per Share
(Title of Class of Securities)
40169Q105
(CUSIP Number of Class of Securities)
Amy J. Lee

Guggenheim Funds Investment Advisors, LLC
227 West Monroe Street
Chicago, Illinois 60606
(312) 827-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Filing Person(s))
Copies to:
Amy J. Lee 227 West Monroe Street Chicago, Illinois 60606	Julien Bourgeois Dechert LLP 1900 K Street, NW Washington, DC 20006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.		☐

Introductory Statement
This Issuer Tender Offer Statement on Schedule TO relates to an offer by Guggenheim Energy & Income Fund, a Delaware statutory trust (the “Fund”), to purchase for cash up to 2.5% of the Fund’s outstanding Common Shares of Beneficial Interest, par value $0.01 per share (the “Shares”), upon the terms and subject to the conditions contained in the Offer to Purchase dated March 2, 2022 and the related Letter of Transmittal, which are filed as exhibits to this Schedule TO.
This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.
The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.
Item 1. Summary Term Sheet
The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information
(a) The name of the issuer is Guggenheim Energy & Income Fund, a non-diversified closed-end management investment company, organized as a Delaware statutory trust (the “Fund”). The principal executive offices of the Fund are located at 227 West Monroe Street, Chicago, Illinois 60606. The telephone number of the Fund is (312) 827-0100.
(b) The title of the securities being sought is common shares of beneficial interest, par value $0.01 per share (the “Share”). As of February 25, 2022, there were 49,936 Shares issued and outstanding.
(c) The Shares are not currently traded on an established secondary trading market.
Item 3. Identity and Background of Filing Person
(a) The Fund is the filing person. The information set forth in the Offer to Purchase under Section 9 (“Certain Information Concerning the Fund, the Investment Adviser and the Sub-Adviser”) is incorporated herein by reference.
Item 4. Terms of the Transaction
(a)(1) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:
•
“Summary Term Sheet”;
•
“Introduction”;
•
Section 1 (“Terms of the Offer; Termination Date”);
•
Section 2 (“Acceptance for Purchase and Payment for Shares”);
•
Section 3 (“Procedure for Tendering Shares”);
•
Section 4 (“Rights of Withdrawal”);
•
Section 5 (“Source and Amount of Funds; Effect of the Offer”);
•
Section 7 (“Federal Income Tax Consequences of the Offer”);
•
Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”); and
•
Section 12 (“Certain Conditions to the Offer”).
(a)(2) Not applicable.

(b)  The information set forth in the Offer to Purchase under “Introduction” and under Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations and Agreements
(e) The information set forth in the Offer to Purchase under Section 6 (“Purpose of the Offer; Plans or Proposals of the Fund”) and Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans and Proposals
(a) The information set forth in the Offer to Purchase under Section 6 (“Purpose of the Offer; Plans or Proposals of the Fund”) is incorporated herein by reference.
(b) The information set forth in the Offer to Purchase under Section 6 (“Purpose of the Offer; Plans or Proposals of the Fund”) is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase under Section 6 (“Purpose of the Offer; Plans or Proposals of the Fund”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Considerations
(a) The information set forth in the Offer to Purchase under Section 5 (“Source and Amount of Funds; Effect of the Offer”) is incorporated herein by reference.
(b) The information set forth in the Offer to Purchase under Section 5 (“Source and Amount of Funds; Effect of the Offer”) is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase under Section 5 (“Source and Amount of Funds; Effect of the Offer”) is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company
(a) The information set forth in the Offer to Purchase under Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
(b) The information set forth in the Offer to Purchase under Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used
(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.
Item 10. Financial Statements
Not applicable.
Item 11. Additional Information
(a)(1) None.
(a)(2) None.
(a)(3) Not applicable.
(a)(4) Not applicable.
(a)(5) None.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.
Item 12(a). Exhibits
Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 2, 2022*
(a)(1)(ii)	Form of Letter of Transmittal*
(a)(1)(iii)	Letter to Shareholders*
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Press Release, dated March 2, 2022*
(b)	None
(d)	None
(g)	None
(h)	None
Item 12.b Filing Fees
Filing Fee Exhibit*

*
Filed herewith.
Item 13. Information Required by Schedule 13E-3
Not Applicable

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
GUGGENHEIM ENERGY & INCOME FUND.

By:	/s/ Mark E. Mathiasen
Name:	Mark E. Mathiasen
Title:	Secretary
Date: March 2, 2022

Exhibit Index
Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 2, 2022
(a)(1)(ii)	Form of Letter of Transmittal
(a)(1)(iii)	Letter to Shareholders
(a)(5)	Press Release, dated March 2, 2022
Filing Fee Exhibit